February 25, 2011

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Withdrawal of a Registration Withdrawal Request

First American Investment Funds, Inc.

(Registration Statement File No. 033-16905)

Ladies and Gentlemen:

First American Investment Funds, Inc. (the “Registrant”) hereby requests the withdrawal of its registration withdrawal request, the Form RW, as of the date hereof, filed by the Registrant with the Securities and Exchange Commission (the “Commission”) on February 25, 2011. The Form RW was filed in error. A correct withdrawal of amendment to a registration statement, the Form AW, will be filed with the Commission.

Sincerely,

FIRST AMERICAN INVESTMENT FUNDS, INC.

By:	/s/ Mark Winget
Mark Winget, Assistant Secretary